UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            WTAA INTERNATIONAL, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    92933Q200
                                 (CUSIP Number)

                  Colin Vance Campbell 1027 South Rainbow Blvd.
                Unit 391, Las Vegas, Nevada 89145 (702) 341-6622
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notices and Communications)

                              November 19th, 2001.
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP  NO.     92900Q200

Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

1.   Kevin  Hayden

2.   Check  the  Appropriate  Box  if  a  Member  of  A  Group

          [a]
       x  [b]

3.   SEC  Use  Only


4.   Citizenship  or  Place  of  Organization

     Canadian


5.   Sole  Voting  Power

     NAME AND
     AMOUNT BENEFICIALLY OWNED         PERCENT OF CLASS             TYPE

     Kevin Hayden 200,000
     common shares                         1.24%              Sole Voting Power

     Kevin Hayden  100,000
     Common Share Purchase Warrants        13.3%              Sole Voting Power

6.   Shared  Voting  Power

     N/A

7.   Sole  Dispositive  Power

     NAME  AND
     AMOUNT  BENEFICIALLY  OWNED       PERCENT  OF  CLASS           TYPE

     Kevin Hayden 200,000                  1.24%              Sole Dispositive
     Common                                                         power

     Kevin Hayden, 100,000 Common
     Share Purchase Warrants               13.3%              Sole Dispositive
                                                                    power

8.   Shared  Dispositive  Power
     N/A


9.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

     NAME                       NUMBER OF SHARES              PERCENT OF CLASS

     Kevin Hayden            200,000 common shares                 1.24%
     Kevin Hayden            100,000 common share
                             Purchase warrants                     13.3%

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


11.  Percent  of  Class  Represented by Amount in Row (9) 1.24% common shares
                                                              13.3% common share
                                                              purchase warrants

12.  Type  of  Reporting  Person

     IN

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set for in this statement is true, complete and correct.

                                                             November 28th, 2001
                                                                            DATE

                                                                 /s/Kevin Hayden
                                                                       SIGNATURE
                                                                    Kevin Hayden
                                                                      NAME/TITLE